



MAYR-MELNHOF KARTON Akti

PRESS RELEASE

March 14, 2005

MAYR-MELNHOF PACKAGING OPTIMIZES ITS SITE NETWORK

Concentration on high-performance production sites is to be continued

- Production in France and Romania will be concentrated at single sites
- Shut-down of production in Berlin – volumes will be transferred to German sister operations

With the closing of production at three small-scale facilities in France, Romania and Germany and the concentration of the related production volumes at high performance sites, MM Packaging is pursuing necessary gains in efficiency in order to secure market position.

In France, production of MMP France at the Seignelay facility will be transferred to the neighboring sister operation in Moneteau during the second half of 2005. In Romania, the offset business of SC Rodata S.A., Bucharest, which was acquired by MMP Romania in 2004, is currently being concentrated at the site in Ploesti. In Germany, MMP Behrens Berlin, the smallest German site, will be affected by the necessary concentration during 2005.

In total approximately 100 employees are affected by these measures, which will be implemented as socially friendly as possible and will include job offers in other production facilities. At the end of 2004, Mayr-Melnhof employed around 4,580 people in its folding carton operations.

Provisions for the reorganizations in France and Romania were made in 2004.

As the European market leader, MM Packaging will have 21 production sites in 10 countries after the implementation of these consolidation measures.

For further information please contact:

Stephan Sweerts-Sporck, Investor Relations
Tel.: +43/ 1 50136 1180, Fax. +43/ 1 50136 1195; Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
e-mail: investor.relations@mm-karton.com; Web Site: http://www.mayr-melnhof.com